FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               Dated December 13, 2004


                           REGISTRATION NO. 333-102931

                                PENN BIOTECH INC.

  16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                             Telephone: 604-683-0082
                             -----------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X               Form 40-F
                                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate  by  check  mark  whether  the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                      Yes                         No            X
                                 ---                           ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                              PENN  BIOTECH  INC.


Date:     December 9th,  2004     By:     /s/  Jai  Woo  Lee
                                      ----------------------
                              Name:   Jai  Woo  Lee
                              Title:  President


TABLE OF CONTENTS




PART II - OTHER INFORMATION

The Company and Olds College fail to agree on the terms of a new lease

Restructuring the Company's affairs within its wholly owned subsidiary



Forward-Looking Statements

The Company and its affiliates and representatives may from time to time make written or verbal statements which, to the extent that they are not historical fact, constitute "forward -looking statements". By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.


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PART 1- FINANCIAL INFORMATION

Not applicable to this filing

PART 2- OTHER INFORMATION
ITEM 5. INFORMATION RELEASE

General - PBI announces the failure to agree on the terms of a new lease with Olds College
On July 7, 2003, Penn Biotech Inc. (PBI) started its tissue culture operation at Olds College Center for Innovation (OCCI), a wholly owned subsidiary of Olds College in Olds, Alberta, Canada. The renovation of the laboratory facility expected to meet the PBI specifications was completed on July 4, 2003, and the total cost was over $150,000 CDN. The laboratory accommodates various plant tissue culture equipments, including clean bench, culture shelves and micro-tuber sorting tables, as well as temperature/humidity control systems. A grand opening ceremony occurred on September 18, 2003.

At the laboratory, PBI is in the process of producing plantlets (small potato plants) and micro-tubers (a round miniature seed potato in the intermediate stage between the plantlet and mini tuber), the 1st generation of nuclear seed potatoes produced from tissue culture.

In cooperation with Olds College, PBI has applied for a research grant of $500,000 CDN under the IRAP Technology Partnership Canada program (IRAP-TPC) of the National Research Council Canada. The IRAP-TPC program provides Canadian small and medium-sized enterprises with repayable financial assistance for projects at the pre-commercialization stage. Furthermore, OCCI indicated that it would provide matching funds of up to $250,000 CDN upon the approval of the IRAP-TPC.

In July 2004 Olds College closed down the operations of OCCI, the Company's lessor, and entered re-negotiations of their lease with the Company. The Company and Olds College have been unable to agree on the ongoing terms and conditions of the premises lease at Olds College and the Company has vacated the lease. The parties are currently discussing the terms of termination.

The Company has withdrawn its IRAP grant application and OCCI has withdrawn its funding offer.

The Company is seeking other suitable locations for its laboratory and greenhouse operation.

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Forward-Looking Statements
Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

For Further Information
Diane Lee
Project Manager
Tel.: 604-647-0044

The Company further announces that it intends to restructure its ongoing technical operations within its wholly owned subsidiary.

End of Filing

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